UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/18 (MM/DD/YY) AND ENDING 10/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITY NATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 SOUTH FLOWER STREET, 11TH FLOOR
(No. and Street)

LOS ANGELES	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRETADO SANTIAGO (213) 673-8507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS-ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

14555 DALLAS PARKWAY, SUITE 300	DALLAS	TX	75254
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
DEC 30 2019
Washington, DC

Securities and Exchange Commission
Trading and Markets
DEC 30 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMD

OATH OR AFFIRMATION

I, SANTIAGO A. BRETADO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITY NATIONAL SECURITIES, INC., as of OCTOBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FLOR DUBOWSKI
Notary Public - California
Los Angeles County
Commission # 2288136
My Comm. Expires Jun 7, 2023

Signature

VICE PRESIDENT / CHIEF FINANCIAL OFFICER & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
City National Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of City National Securities, Inc. (the Company) as of October 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I, II, and III (the Schedules) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
December 23, 2019

We have served as the Company's auditor since 2015.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

October 31, 2019

Assets		
Cash and cash equivalents	$	16,902,926
Securities owned, at fair value		6,661,966
Receivable from clearing organization		27,726,252
Deferred tax asset		313,794
Premises and equipment, net		612,713
Other assets		1,640,709
Total assets	$	53,858,360
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	2,853,589
Payable to clearing organization		2,496,923
Securities sold, not yet purchased, at fair value		29,957
Payable for securities purchased, not yet settled		4,128,620
Payable to related party		1,888,146
Total liabilities		11,397,235
Commitments - Note 12		
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		39,461,125
Total stockholder's equity		42,461,125
Total liabilities and stockholder's equity	$	53,858,360

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Financial Statements

October 31, 2019

(1) Organization and Nature of Business

City National Securities, Inc. (the "Company" or "CNS"), a wholly owned subsidiary of City National Bank (the "Bank"), is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in the business of providing brokerage services to retail clients. The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Bank is a wholly owned subsidiary of RBC USA Holdco Corporation (the "Corporation"), a Delaware corporation, which in turn is a wholly owned subsidiary of the Royal Bank of Canada ("RBC"). To be consistent with RBC, starting January 2016, the Company changed the reporting period for its financial results of operations and condition from calendar year to fiscal year period ending in October.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.

The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC"). As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $16,902,926 held in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Securities Transactions

The Company records its securities transactions on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded on an accrual basis.

(d) *Fair Value Measurements*

Securities owned and Securities sold, not yet purchased are recorded at fair value based on publicly reported bid and ask quotations or broker quotations. Similarly, other assets and liabilities are recorded at their contracted amounts, which approximate fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The level hierarchy assigned to each security is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The primary inputs for determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security.

(e) *Revenue Recognition*

Revenue is mainly derived from contracts with customers (see Note 3). For such revenue, the Company applies the accounting guidance in ASC 606, *Revenue from Contracts with Customers*. For revenue outside the scope of ASC 606 (such as Principal transactions, Interest income, and Other income), the revenue is accounted for under the respective applicable accounting guidance.

The Company recognizes revenue within the scope of ASC 606 to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The five step revenue model is applied when recognizing revenue: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Performance obligations for customer contracts are generally satisfied over time or at a single point in time, typically, when the transaction is complete and the customer has received the goods or service. Services provided over a period of time are typically transferred to customers evenly over the term of the contracts and revenue is recognized evenly over the period services are provided. Payment terms vary by services offered, and the time between completion of performance obligations and payment is typically not significant.

(f) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the benefits of tax return positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-likely than-not criterion is based on the largest benefit that is more than 50% likely to be realized. The Company recognizes accrued interest and penalties relating to uncertain tax positions as an income tax provision expense.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Bank provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay the Bank amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return as well as tax attributes that may be utilized by the Bank or others within the consolidated group. Any amounts payable or receivable for taxes are included within amounts due to or due from related parties.

(g) ***Receivable from Clearing Organization***

Receivable from clearing organization arises in the ordinary course of the Company's operations and includes the clearing deposit, cash for inventory maintenance, receivable for revenue consisting of commissions, trading gains and losses and FDIC insured bank sweep fees net of clearing costs, fees and other settlement charges. The opening balance in receivables from clearing organization at October 31, 2018 was $22,329,045.

(h) ***Premises and Equipment***

Premises and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the terms of the respective leases. Depreciation is generally computed on a straight-line basis over the estimated useful life of each type of asset. Maintenance, repairs and gains and losses on dispositions are reflected in current operations.

(i) ***Software***

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally developed software. Amortization is computed on a straight-line basis and charged to expense over the estimated useful life of the software which is generally three to ten years. Capitalized software is included in Premises and equipment, net on the accompanying statement of financial condition.

(3) Revenue from Contracts with Customers

On November 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* which replaced existing revenue recognition guidance. The standard requires expanded disclosures on revenue from contracts with customers. Adoption of the new guidance did not materially affect the timing or measurement of the Company's revenue recognition as it is consistent with the Company's previously existing accounting for contracts within the scope of the new standard. The Company adopted the ASU on a modified retrospective basis; adoption of the guidance was not material to the Company's financial statements. The Company elected to apply the practical expedient to expense costs related to obtaining contracts as incurred because the amortization periods would have been one year or less. Prior period amounts have not been restated and are presented under the accounting standards in effect for that period.

Significant Judgements

The major revenue streams within the scope of ASC 606 include Brokerage commissions and fees from securities transactions, Investment advisory fees, and FDIC bank insured sweep fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where, and if, multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commissions and related clearing expenses are recorded on the settlement date, which management has determined does not differ materially from amounts that would have been recognized on a trade-date basis.

Sub-distribution Fees and Shareholder Servicing Fees - The Company provides certain services to the City National Rochdale Funds (the "Funds"), which are managed by City National Rochdale, LLC ("CNR"), a registered investment advisor ("RIA") and wholly owned subsidiary of the Bank. Services are provided to the Servicing Class for CNS discretionary assets (see Note 4 Transactions with Affiliates for additional information for the Company's investment advisory program) and non-discretionary assets for relationships with over $50 million in assets starting March 2018, and to the Class N shares for all other assets.

The Company serves as sub-distributor for the Class N shares of nine open-ended mutual funds and a money market fund of the Funds. SEI Investments Distribution Co. ("SEI") serves as principal distributor for the Funds, and pursuant to the sub-distribution agreement, the Company may receive sub-distribution fees from SEI of 0.25% to 0.50% of the average annual Class N net assets of the Funds.

The Company also has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class N and the Servicing Class share investors of the Funds. Under the terms of the shareholder servicing agreement, the Company receives shareholder servicing fees of 0.25% on an annual basis on the Funds' Class N and the Servicing Class net assets.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the fair value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Sub-distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

Investment advisory fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on approved fee schedules that apply fees based on a percentage of the fair value of customer's assets under management. Fees for the majority of the advisory accounts are received monthly with a small number of accounts billed quarterly and are recognized as revenue when the performance obligation is completed.

FDIC Insured Bank Sweep Fees

Sweep fees - The Company provides its brokerage customers the option to enroll in a sweep program which allows for un-invested cash to be swept daily into the program Banks' FDIC insured demand deposit account sweep program. The Company believes the performance obligation for providing the sweep program is satisfied at a point in time, once the customer's funds have been transferred to the program Bank and the customer earns interest. The Company earns a fee from the program Banks, after customers are paid interest, based on rates the Company establishes and publishes online and updates any day that rates are reset.

Disaggregated Revenue From Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers:		For the year ending October 31, 2019
Brokerage commissions	$	10,210,960
Sub-distribution fees		1,690,946
Shareholder servicing fees		6,774,771
Total commissions and fees	$	18,676,677
Investment advisory fees		9,997,343
FDIC insured bank sweep fees		10,658,098
Total revenue from contracts with customers	$	39,332,118

(4) Transactions with Affiliates

Various expenses are paid by the Bank, such as rent and certain general and administrative expenses. These expenses are reimbursed by the Company pursuant to an agreement between the Company and the Bank, and $15,539,215 was included in the accompanying statement of income.

The Company receives allocated compensation and benefits expense related to the employees of the Bank who provide services to the Company. Included within compensation and benefits expense are expenses related to profit sharing for such employees. The Bank employs a fair value methodology to determine the

value of profit sharing compensation granted to its employees, and such compensation is recorded over the vesting period of the related compensation.

The Company has retained CNR, the Bank's RIA subsidiary, to provide investment advisory and portfolio management services for their investment advisory program. Under the program, the Company has established custodial accounts with the Bank on behalf of each of its clients. The Company compensates the Bank and CNR for these services.

The Company started the City National Securities Investment Advisory Program and registered with the SEC as a registered investment advisor effective March 22, 2010. CNS hired the Bank's RIA subsidiary, CNR to manage the assets of the RIA clients. SEI tracks and calculates the amount of income earned based on the average daily balance of assets under management at the end of each period. For the year ended October 31, 2019, the Company paid CNR $2,884,863 for its services provided to the investment advisory program customers.

During the 12 months ended October 31, 2019, the Company collected $4,015,281 in shareholder servicing fees and $1,466,787 in sub-distribution fees from CNR as paying agent for the CNR Funds.

(5) Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are settled on a delivery versus payment basis ("DVP") and collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

(6) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $250,000 or 2% of aggregate debit items, whichever is greater, as these terms are defined. As of October 31, 2019, the Company had regulatory net capital of $38,388,881, which was $38,138,881 in excess of the required minimum net capital of $250,000.

(7) Income Taxes

Income tax expense (benefit) for the year ended October 31, 2019 consisted of the following:

Current:		
Federal	$	3,768,067
State		1,739,342
Deferred:		
Federal		(44,715)
State		3,513
Income tax expense	$	5,466,207

Income taxes differed from amounts computed by applying the U.S. federal income tax rate of 21% for 2019 to income (loss) before income taxes are as follows:

Expected federal income tax expense	$	4,124,171
State tax expense, net of federal income tax effect		1,374,916
Tax-exempt interest		(78,793)
Other		45,913
	$	5,466,207

The tax effects of the temporary difference that gave rise to the deferred tax asset as of October 31, 2019 are presented below:

Deferred tax asset/(liability):		Federal		State
State Income Taxes	$	368,332	$	—
Fixed Assets		(42,835)		(12,132)
Other		(11,703)		(4,925)
Total net deferred tax assets/(liabilities)	$	313,794	$	(17,057)

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

The Bank may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. In the event that the Bank is assessed for interest or penalties by taxing authorities, and it is deemed to be related to the Company, such amounts will be classified in the Company's financial statements as part of income tax expense. Years subsequent to 2010 are still subject to adjustment upon audits by taxing authorities.

(8) Fair Value Measurements

The following table summarizes the Company's assets and liabilities measured at fair value as of October 31, 2019 by level in the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of October 31, 2019
Assets:				
Money market funds	$ 16,902,926	$ —	$ —	$ 16,902,926
U.S. Govt and Agency bonds	112,736	—	—	112,736
Municipal bonds	5,256,651	1,067,350	—	6,324,001
Corporate bonds	—	225,229	—	225,229
Total assets	$ 22,272,313	$ 1,292,579	$ —	$ 23,564,892
Liabilities:				
U.S. Govt and Agency bonds	$ (29,957)	$ —	$ —	$ (29,957)
Total liabilities	$ (29,957)	$ —	$ —	$ (29,957)

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the period for the year ended, October 31, 2019. There were no acquisitions of Level 3 securities during the year ended October 31, 2019.

(9) Receivable From and Payable to Clearing Organization

The following table summarizes the Company's transactions arising from amounts receivable from and payable to clearing organization as of October 31, 2019:

	Receivable	Payable
Deposit	$ 1,000,000	$
Cash held for inventory	24,000,000	
Payable to clearing broker		2,496,923
Fees and commission receivable	2,726,252	
Payable for securities purchased		4,128,620
Securities sold, not yet purchased, at fair value		29,957
	$ 27,726,252	$ 6,655,500

(10) Premises and Equipment

The following is a summary of the major categories of premises and equipment:

	Cost	Depreciation And Amorization	Carrying Value	Range of Lives
October 31, 2019				
Premises	$ 1,705,983	$ 1,696,857	$ 9,126	Up to 39 years
Furniture, fixtures and equipment	1,365,341	1,316,457	48,884	3 to 10 years
Software	1,412,993	858,290	554,703	3 to 10 years
Total	$ 4,484,317	$ 3,871,604	$ 612,713	

Depreciation and amortization expense amounted to $64,375 for the year ended October 31, 2019.

(11) Subordinated Borrowing

In March 2019, the Company renewed the $20,000,000 unsecured revolving credit agreement that bears interest at LIBOR plus 1.5% per annum with the maturity date extended to March 31, 2020. When drawn upon, proceeds may be used to manage inventory levels to meet client demands and general corporate purposes. During the 12 months ended October 31, 2019, the Company did not utilize this credit line at any time and therefore there is no outstanding balance as of October 31, 2019.

The credit agreement was approved by FINRA as a subordinated borrowing and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(12) Commitments and Contingencies

In August 2018, the Company has amended its clearing agreement with NFS for the rates at which the Company pays NFS for clearing and execution costs and the provision of the contingent termination clause (the "Clause"). The rates are subjected to change if the Company's business metrics decrease more than 35% over target levels for the number of accounts, asset balances or volume activity during any 12 month period. Additionally, the Clause stipulates in the event the Company terminates its agreement with NFS prior to the agreement's expiration date, the Company would have to pay a termination fee equating to the monthly clearing and execution costs due for the remaining length of the agreement. The agreement is in effect for three years. After such period either party may terminate the agreement providing ninety days prior written notification.

The Company has agreed to maintain minimum net capital of $5,000,000 and a clearing deposit of $1,000,000 which is included in Receivable from clearing organization on the accompanying statement of financial condition.

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of October 31, 2019, management believes that any such items would not have a material or adverse effect on its continuing operations.

(13) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to October 31, 2019, and through December 23, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of October 31, 2019.